UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 9, 2018

(Date of earliest event reported): September 28, 2017

GREEN LEAF INVESTMENT FUND INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

47-4128000

(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

OFFERING CIRCULAR SUMMARY AND BUSINESS PLAN UPDATE

Our original business plan intended to provide facilities optimized for the potential cultivation of cannabis in compliance with laws and regulations mandated by U.S. states that allow the growth of cannabis (whether it be for medical or recreational use). Once acquired, we intended to lease this space to licensed marijuana growers and dispensary owners for their operations. However, once we became involved in the cannabis industry we elected to expand our proposed business plan to include acquisition of perceived opportunities in the cannabis industry. We are focused on making strategic investments and providing consulting in both the cannabis and hemp industries, specifically:

  Cannabis Real Estate
  Oil extraction and formulation
  Material science and innovative technologies
  Ancillary products and business services

To date, we have engaged in the following acquisitions:

  On September 28, 2017, we entered into a Equity Swap Agreement with Fool’s Gold Enterprises, LLC, a CA LLC, to purchase 10% interest in exchange for 6,000,000 shares of our Common Stock. Fool’s Gold Enterprises provides agricultural and sustainability management consulting, including training, coaching, equipment, supplies, and hands-on labor to create successful, profitable, and sustainable crop production. The company’s revenue is produced from real estate lease back arrangements to clients as well as management and consulting fees.

  On September 29, 2017, we entered into a Equity Swap Agreement with Intelligent Wireless Network, Inc. a DE corporation. We acquired a 10% equity interest in exchange for 2,090,000 shares of our Common Stock. Intelligent Wireless Network, Inc. provides carrier-grade Internet telecommunications infrastructure to rural America and the cannabis industry. In doing so, IWN brings rural America and the cannabis industry the infrastructure it needs to realize large-scale deployment of sensors, actuators, data analysis, and control to the growers, their workers, and families with the information age tools that companies located in cities already have. By introducing proprietary technology that IWN has developed over the past 5 years, scalable, wireless, state-of-the-art connectivity to back haul Internet carriers like Verizon, Frontier, AT&T, T-Mobile, VAST networks, and others is provided at an affordable cost.

  On October 19, 2017, we entered into a Equity Swap Agreement with Green Leaf Gardens, LLC, an Oregon LLC, whereby we acquired a 20% equity interest in exchange for 5,000,000 shares of our Common Stock. The company leases real estate to cannabis cultivators in Oregon. It purchases industrial and farm properties with greenhouses and in some cases, indoor grow facilities. To date, the company has averaged a return of approximately 15.7% annually on the properties owned in Oregon.

Growth by Acquisitions

Ultimately, our intent is to become a national or internationally branded cannabis company. However, there are numerous things that will need to occur in order to allow us to implement the final aspect of our business plan and there are no assurances that any of these developments will occur, or if they do occur, that we will be successful in fully implementing our plan. Among other things, the most important developments that need to occur include the legalization and commercialization of marijuana in the United States. Until this issue is resolved, we will be unable to fully integrate all aspects of the marijuana industry under our corporate umbrella.

Management will seek out and evaluate related, complimentary businesses for acquisition. The integrity and reputation of any potential acquisition candidate will first be thoroughly reviewed to ensure it meets with management’s standards. Once targeted as a potential acquisition candidate, we will enter into negotiations with the potential candidate and commence due diligence evaluation of each business, including its financial statements, cash flow, debt, location and other material aspects of the candidate’s business. One of the principal reasons for our becoming a reporting, trading company is our intention to utilize the issuance of our securities as part of the consideration that we will pay for these proposed acquisitions.

In implementing a structure for a particular acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, we do not intend that our present management and shareholders will no longer be in control of our Company.

As part of our investigation, our officers and directors will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an acquisition will depend on the nature of the opportunity, the respective needs and desires of us and other parties, the management of the acquisition candidate and our relative negotiation strength.

We will participate in an acquisition only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

Depending upon the nature of the acquisition, including the financial condition of the acquisition company, it may be necessary for such acquisition candidate to provide independent audited financial statements. If so required, we will not acquire any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of our present management. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse us for all costs associated with the proposed transaction.

The cannabis industry is developing rapidly. As it continues to develop we believe additional business opportunities will arise. We believe we are in a unique position as a result of our developing extensive contacts within the cannabis industry at all levels of operations, to utilize these contacts and industry knowledge to expand our business.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund Inc.

Date: January 9, 2018	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title Date

/s/ Douglas DiSanti	Chief Executive Officer January 9, 2018
Douglas DiSanti	(Principal Executive Officer)

/s/ Douglas DiSanti	Chief Financial Officer January 9, 2018
Douglas DiSanti	(Principal Financial Officer)